St. Jude Resources Ltd.
#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

May 29, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find copies of our News Release #121 and #122 which were disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosure

dw 6/17

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

NEWS RELEASE

May 29, 2002

" St. Jude Discovers New High Grade Zone - South Benso Concession "

St. Jude Resources Ltd. is pleased to announce the discovery of a new deposit on its South Benso concession. The South Benso project is a joint venture with Fairstar Explorations Inc. of Montreal and is located adjacent to and immediately north of St. Jude's Hwini-Butre concession, in Ghana, West Africa.

The new deposit has been named Subriso Central and it is located between Subriso East and Subriso West. The Subriso Central deposit was discovered adjacent to and in the footwall of Subriso West. The discovery hole for Subriso Central was SJB-47, which averaged 10.02 g/t Au over 15 meters. This hole was drilled as a follow-up to an earlier intersection in the footwall of the Subriso West zone from hole SJB-13 which returned 10.83 g/t Au over 5 meters. The results set out in the table below are from recent HQ core drilling at all of the three Subriso deposits on the South Benso concession.

Hole #	Dip	Azimuth	Coordinates		From -To	Interval	Grade	Deposit
	Degrees (-)		North (m)	East (m)	(m)	Width (m)	g/t Au	
SJB-43	45	90	1304	584	25 - 35	10	14.49	S.E.
SJB-44	45	90	1331	567	29 - 45	16	7.53	S.E.
SJB-45	45	90	1386	487	75 - 89	14	1.62	S.E.
SJB-46	45	90	1256	515	72 - 78	6	1.52	S.E.
"					86 - 94	8	3.52	S.E.
SJB-47	45	40	839	- 1218	48 - 54	6	1.75	S.W.
"					59 - 74	15	10.02	S.C.
SJB-48	45	40	811	1171	12 - 41	29	9.42	S.W.
SJB-49	45	40	762	- 1156	35 - 45	10	4.24	S.W.
"					54 - 63	9	1.71	S.W.
SJB-50	45	40	721	-1131	20.2 - 36	15.8	1.85	S.W.
SJB-51	45	40	675	- 1115	20 - 25	5	1.16	S.W.
"					55 - 56	1	3.4	S.W.
SJB-52	45	40	888	- 1239	62 - 65	3	9.44	S.C.
SJB-53	45	40	857	-1201	17 - 20	3	2.41	S.W
"					25 - 33	8	2.45	S.C.
SJB-54	45	220	752	- 1072	83 - 90	7	1.97	S.W.
SJB-55	45	40	882	- 1214	0 - 11	11	2.78	S.W.
					44 - 47	3	17.47	S.C.

Subriso East (S.E.) Subriso West (S.W.) Subriso Central (S.C.)

Drilling is presently continuing at the three Subriso deposits and exploratory drilling is also ongoing at other prospects.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL, President

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

NEWS RELEASE

May 29, 2002

The company announces that it has closed the private placement announced February 12, 2002, for 3,100,000 units at $0.21 cents per unit. Each unit consists of 1 share, and a two-year non-transferrable share purchase warrant, exercisable for 1 additional share, in the first and second years at $0.28 cents. The expiry date of the hold period for shares issued in this private placement is September 28, 2002.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President